UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November 2026

Commission File Number: 001-39115

WISEQEY CORP

(Exact Name of Registrant as Specified in Charter)

WISEQEY CORP

(Translation of Registrant’s name into English)

British Virgin Islands	CRAIGMUIR CHAMBERS, ROAD TOWN, TORTOLA, TORTOLA, Virgin Islands, British, VG 1110	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

On November 3, 2026, WISeQey Corp. (formerly known as WISeKey International Holding AG) (“WISeQey,” the “Company” or, together with its consolidated subsidiaries, the “Group”) (Nasdaq/SIX: WQEY) published an ad hoc announcement pursuant to Article 53 of the SIX Swiss Exchange Listing Rules regarding preliminary unaudited financial information for the nine months ended September 30, 2026 (“9M 2026”).

The financial information below is preliminary and unaudited and is based on management’s estimates as of the date of this report. The Company has not completed its financial closing and review procedures for 9M 2026, and final results may differ from these estimates.

●	Preliminary unaudited consolidated revenue for 9M 2026 was $17 million, compared to $11 million for the nine months ended September 30, 2025, an increase of 55%.

●	Group consolidated cash, cash equivalents and restricted cash were approximately $471.0 million at September 30, 2026.

The increase in revenue for 9M 2026 compared to 9M 2025 was primarily attributable to the Group’s subsidiary SEALSQ Corp (Nasdaq: LAES) (“SEALSQ”), and reflected, among others, the following:

●	demand for SEALSQ’s VaultIC secure-element products for industrial, smart-energy IoT and P25 radio protocol applications;

●	growth in recurring public key infrastructure (PKI) subscription, certificate-management and digital identity services revenue; and

●	consolidated revenue from IC’Alps SAS for the full nine-month period, which contributed approximately $3.8 million in 9M 2026 from custom ASIC design and secure semiconductor engineering services.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “preliminary,” “estimate,” “expect,” “anticipate,” “believe,” “may,” “will,” “could” and similar expressions. These statements include, among others, statements regarding the Group’s preliminary unaudited revenue and cash, cash equivalents and restricted cash for 9M 2026 and the factors to which the Company attributes its revenue performance. Forward-looking statements are based on management’s current estimates and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied.

Statements regarding our business pipeline are based on management’s current estimates of potential revenue opportunities and do not represent backlog or contracted revenue. Pipeline conversion is subject to numerous factors including customer validation, technical integration requirements, certification timelines, and market conditions. There can be no assurance that pipeline opportunities will convert to actual sales or that such conversion will occur within anticipated timeframes.

Factors that could cause such differences include, among others: (i) adjustments arising from the completion of the Company’s financial closing and review procedures for 9M 2026, including the review by its independent auditors, which may result in final results that differ materially from the preliminary estimates presented above; (ii) the fact that a substantial portion of the Group’s consolidated cash, cash equivalents and restricted cash is held by SEALSQ, a separately listed subsidiary with minority shareholders, and may not be available to the Company to fund its own operations or obligations; (iii) restrictions on the use of restricted cash; (iv) the Group’s dependence on SEALSQ for a significant portion of consolidated revenue; (v) fluctuations in demand for secure-element products, PKI and digital identity services, and custom ASIC design services, including in the industrial, smart-energy IoT and P25 radio markets; (vi) risks relating to the integration of IC’Alps SAS; (vii) semiconductor supply chain constraints, pricing pressure and competition; (viii) currency exchange rate fluctuations; and (ix) the other risks and uncertainties described under “Risk Factors” in the Company’s most recent Annual Report on Form 20-F and in its other filings with the U.S. Securities and Exchange Commission.

Forward-looking statements speak only as of the date of this Report on Form 6-K. Except as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on forward-looking statements, including the preliminary financial information contained herein.

Exhibit No.	Description
99.1	Press release of WISeQey Corp. issued on November 3, 2026

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2026	WISEQEY CORP

	By:	/s/ Carlos Moreira
		Name:	Carlos Moreira
		Title:	Chief Executive Officer

	By:	/s/ John O’Hara
		Name:	John O’Hara
		Title:	CFO

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